EXHIBIT 3.1

AMENDMENT NO. 1 TO THE AMENDED AND RESTATED BY-LAWS
OF
NUTRITION 21, INC.

(a New York corporation hereinafter called the "Corporation")
(Effective April 26, 2007)

Section 5.1 is amended to read as follows:

Section 5.1 Securities. The securities of the Corporation shall be represented by certificates or may be uncertificated as shall be determined by the Board of Directors.

Adopted by the Board of Directors on April 26, 2007